May 27, 2008

VIA FACSIMILE AND EDGAR SUBMISSION
----------------------------------
(202) 772-9202



Division of Corporation Finance
Securities and Exchange Commission
Attn: Linda Cvrkel
Branch Chief Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010


Re:       Pope Resources, A Delaware Limited Partnership

Dear Ms. Cvrkel:

We are in receipt of your letter dated April 17, 2008 to Mr. Thomas M. Ringo regarding the Form 10-K for the year ended December 31, 2007 of Pope Resources, A Delaware Limited Partnership (the "Partnership").

The Partnership acknowledges that:

     o the Partnership is responsible for the adequacy and accuracy of disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed below in greater detail, the Partnership respectfully requests that the Staff accept the explanations and proposed changes to future filings described in this letter in lieu of the filing of an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2007.

Set forth below are your comments (numbered to correspond to your comment letter) followed by our response on behalf of the Partnership.


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Division of Corporation Finance
Securities and Exchange Commission
May 27, 2008
Page 2



Comment 1: We note your presentation of the non-GAAP measure free cash flow. In light of your disclosure in footnote (3) that you use this measure as a meaningful indicator of liquidity, we believe that you should also reconcile the free cash flow measure to cash flows from operations as presented on the statement of cash flows, rather than net income, as this is the most comparable GAAP measure. Please revise future filings accordingly. Also, please present free cash flow and the reconciliation below the balance sheet data in your table of selected financial data, as non-GAAP information should be presented less prominently than any GAAP disclosures.

     Management will reconcile free cash flow to cash flow provided by operations and place the free cash flow measure and reconciliation below the balance sheet data in future filings.

Comment 2: Please revise future filings to include disclosure of cash distributions per unit for each year presented. See Item 301 of Regulation SK.

     Distributions per unit will be added to the table of selected financial data in future filings.

Comment 3: We note your disclosure that the Fund is consolidated into the Fee Timber reporting segment. Please revise your discussion of the results of operations in future filings to separately discuss the revenue and operating income generated from the Fund.

     The table below was added to page 14 of the Partnership's March 31, 2008 Form 10-Q to discretely identify Fund performance results and will be included in future filings:

                                                           Mineral, Cell       Total Fee
                                            Log Sale        Tower & Other        Timber         Operating          Harvest
                                             Revenue           Revenue          Revenue        Income/(loss)        Volume
               Quarter ended                 (million)        (million)         (million)        (million)          (MMBF)
     -----------------------------------------------------------------------------------------------------------------------
                  Pope Resources Timber    $       5.0    $            0.5    $       5.5    $            2.4            9.3
                            Timber Fund            0.1                   -            0.1                -0.1            0.2
                                            ----------     ---------------     ----------     ---------------     ----------
        Total Fee Timber March 31, 2008            5.1                 0.5            5.6                 2.3            9.5

                  Pope Resources Timber    $       4.1    $            0.6    $       4.7    $            1.6            6.8
                            Timber Fund            0.2                   -            0.2                   -            0.5
                                            ----------     ---------------     ----------     ---------------     ----------
     Total Fee Timber December 31, 2007    $       4.3    $            0.6    $       4.9    $            1.6            7.3

                  Pope Resources Timber    $       5.8    $            0.4    $       6.2    $            2.4           10.0
                            Timber Fund              -                   -              -                   -              -
                                            ----------     ---------------     ----------     ---------------     ----------
        Total Fee Timber March 31, 2007    $       5.8    $            0.4    $       6.2    $            2.4           10.0
     -----------------------------------------------------------------------------------------------------------------------

     We have also provided the following paragraph at the end of page 14 in our March 31, 2008 10-Q to separately discuss the revenue and operating income generated from the Fund operations and will include similar explanations in future filings:

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Division of Corporation Finance
Securities and Exchange Commission
May 27, 2008
Page 3



     The Fund is consolidated into our financial statements and, as a result, the Fund's harvest and operating results are included in the Fee Timber discussion herein. The 80% of the Fund owned by third parties is reflected in our Statement of Earnings under the caption "Minority Interest-ORM Timber Fund I, LP". The Fund harvested 205 MBF with an average price realized of $523/MBF during the quarter ended March 31, 2008 compared to a harvest of 30 MBF with average price realized of $585/MBF during the first quarter of 2007. We plan to harvest an additional 27 MMBF during the remainder of 2008, of which 5 MMBF will come from the Fund's timberlands. The Fund's operating loss in the first quarter of 2008 was $71,000 compared to losses of $14,000 in the first quarter and $1,000 in the fourth quarter of 2007.

Comment 4: Please tell us and explain in MD&A in future filings why the depletion rate for the Timber Fund is significantly higher than the depletion rate for the Company's other timber assets during all periods presented in the Company's financial statements.

     The following explanation was provided on page 19 of our March 31, 2008 10-Q and a similar explanation will be included in future filings:

          The separate depletion pool for 2008 and 2007 harvest volume represents harvest from timberlands owned by the Fund. These separate depletion pools carry a higher depletion rate than our combined pool. The combined depletion pool consists primarily of historical timber cost that has been owned by the Partnership for many decades and the Columbia property that was acquired in 2001. The separate depletion pool for the Fund consists of timber acquired at a higher overall cost in the fourth quarter of 2006 and therefore carries a higher depletion rate.

Comment 5: Please consider revising future filings to include a discussion on the estimates and assumptions used in the impairment analysis performed on long-lived assets such as land, roads, and timber as a critical accounting estimate. Your discussion should address the following areas:

     o Types of assumptions underlying the most significant and subjective estimates;
     o Sensitivity of those estimates to deviations of actual results from management's assumptions; and
     o    Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

     The following discussion was included on pages 30 and 31 of our March 31, 2008 10-Q under critical accounting policies and a similar discussion will be included in future filings. There have not been circumstances that have resulted in revised assumptions in the past:

     Impairment of Long Lived Assets: The Partnership evaluates its long lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 requires recognition of an impairment loss in connection with long-lived assets used in a business when the

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Division of Corporation Finance
Securities and Exchange Commission
May 27, 2008
Page 4



     carrying value exceeds the estimated future undiscounted cash flows attributable to those assets over the expected useful life. The Partnership obtains annual appraisals of its timberlands and evaluates the appraised value of those properties to the carrying value to determine if an asset impairment is indicated. The long-term holding period of timberland properties makes an asset impairment unlikely as the undiscounted expected cash flows from a timberland property would need to decrease very significantly to not total in excess of the carrying value of a timber property. The Partnership evaluates its development properties for impairment by comparing actual income generated by the project against expectations. When actual results compare unfavorably to plan the property is evaluated to determine if the carrying value is less than the projected undiscounted cash flows attributable to the property. The land basis associated with most of our development properties is well below current market value; therefore, an asset impairment charge on one of our development projects is not likely.

Comment 6: We note that a significant portion of your current assets as of December 31, 2007 and 2006 consist of short-term investments. Please tell us, and revise your notes to the financial statements in future filings to disclose, the nature and terms of these investments. Also, based on the category of the securities (i.e., available for sale, trading, or held to maturity), please include the disclosures required by paragraph 19 of SFAS No. 115. Additionally, in light of the disclosures in Note 13 about the failure of the SLARS auctions, please tell us why you believe any SLARS held as of December 31, 2007 are not considered impaired.

     We added the following footnotes 5 and 6 to our March 31, 2008 10-Q as an enhancement of disclosure for the nature and term of the investments:

          5. The fair value of cash and cash equivalents and investments held at March 31, 2008 and December 31, 2007 are as follows:

                                                                                March 31, 2008
                                                                 ---------------------------------------------
                                                                                   Gross
                                                                  Amortized      Unrealized       Estimated
                                                                     Cost           Loss         Fair Value
                                                                 ------------  --------------  ---------------
          Cash and cash equivalents                              $      8,906  $           -   $         8,906

          Securities expected to be refinanced within one year:
            Auction rate securities, current                            1,000              -             1,000

          Securities maturing after ten years:
            Auction rate securities, non-current                       15,850         (1,154)           14,696

                                                                               December 31, 2007
                                                                 ---------------------------------------------
                                                                                   Gross
                                                                  Amortized      Unrealized       Estimated
                                                                     Cost           Loss         Fair Value
                                                                 ------------  --------------  ---------------
          Cash and cash equivalents                              $      2,174  $           -   $         2,174
          Auction rate securities, current                             30,775              -            30,775

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Division of Corporation Finance
Securities and Exchange Commission
May 27, 2008
Page 5



     There were no realized gains or losses for the three months ended March 31, 2008.

     At March 31, 2008, Pope Resources held AAA-rated Student Loan Auction Rate Securities ("SLARS") with a par value of $16.9 million but an estimated fair value, based on the methodology described below, of $15.7 million. SLARS are collateralized long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined intervals, typically every 35 days. Beginning in February 2008, auctions failed for approximately $17 million in par value of SLARS we held because sell orders exceeded buy orders. When these auctions failed to clear, higher interest rates for those securities went into effect. However, the principal amount of these securities associated with these failed auctions will not be accessible until the issuer calls the security, a successful auction occurs, a buyer is found outside of the auction process, or the security matures.

     The underlying assets of the SLARS we hold, including the securities for which auctions have failed, are student loans which are guaranteed by the U.S. Department of Education for 97% of the loan and interest due. With the exception of a single $1 million instrument that is scheduled for refinancing in the next two months, we are reporting these investments as non-current assets. We have performed an estimate of fair value for these securities and determined that the estimated fair value is $1.2 million below par and as a result we have recorded an asset impairment. The asset impairment was estimated using a discounted cash flow model incorporating assumptions that management believes market participants would use in their estimates of fair value, including comparison of the yield on the SLARS we own to corporate instruments with similar maturities and variable interest rates. If the current market conditions deteriorate further or a recovery in market values does not occur, we may be required to record additional unrealized or realized losses in future quarters. Management believes that the working capital and borrowing capacity available to the Partnership excluding the funds invested in SLARS will be sufficient to meet cash requirements for at least the next 12 months.

6. FASB Statement No. 157 Fair Value Measurement (SFAS No. 157) was followed to determine the fair value of the Partnership's investments. SFAS No. 157 defines a hierarchy of three levels of evidence used to determine fair value:

o    Level 1 - quoted prices for identical assets/liabilities in active markets
o Level 2 - quoted prices in a less active market, quoted prices for similar but not identical assets/liabilities, inputs other than quoted prices
o Level 3 - significant unobservable inputs including the Partnership's own assumptions in determining the fair value of investments

     Those SLARS where we have not received notice from the issuer of plans to refinance the security are accounted for as long-term investments. Under current credit market conditions there is no market for SLARS, thus eliminating any available Level 1 inputs for use in determining a market value. SLARS are unique and there are no actively traded markets that one can observe to determine a value for the SLARS. Accordingly, the SLARS were changed from Level 1 to Level 3 within SFAS 157's valuation levels since the Partnership's adoption of SFAS No. 157 on January 1, 2008. The following table provides the fair value measurements of applicable Partnership financial assets according to the levels defined in SFAS No. 157 as of March 31, 2008 and December 31, 2007:

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Division of Corporation Finance
Securities and Exchange Commission
May 27, 2008
Page 6

                                                                        March 31, 2008
                                                 -------------------------------------------------------------
                                                    Level 1        Level 2        Level 3          Total
                                                 -------------   ------------   ------------  ----------------
          Cash and cash equivalents              $       8,906   $          -   $          -  $          8,906
          Auction rate securities, current               1,000              -              -             1,000
          Auction rate securities, non-current               -              -         14,696            14,696
                                                 -------------   ------------   ------------  ----------------
          Total financial assets at fair value   $       9,906   $          -   $     14,696  $         24,602
                                                 -------------   ------------   ------------  ----------------


                                                                       December 31, 2007
                                                 -------------------------------------------------------------
                                                    Level 1        Level 2        Level 3          Total
                                                 -------------   ------------   ------------  ----------------
          Cash and cash equivalents              $       2,174   $          -   $          -  $          2,174
          Auction rate securities, current              30,775              -              -            30,775
                                                 -------------   ------------   ------------  ----------------
          Total financial assets at fair value   $      32,949   $          -   $          -  $         32,949
                                                 -------------   ------------   ------------  ----------------

          We identified market interest rates for similar securities and performed a discounted cash flow calculation using these alternative interest rates. This method represents a Level 3 input, and represents the best evidence we have to indicate value under current market conditions. The table below summarizes the change in consolidated balance sheet carrying value associated with Level 3 financial assets for the three months ended March 31, 2008:

                                                                         Non-current
                                                                         Investments
                                                                         -----------
          Balance at December 31, 2007                                   $        -
          Transfers into Level 3                                             15,850
          Total unrealized losses included in other comprehensive loss       (1,154)
                                                                         -----------
          Balance at March 31, 2008                                      $   14,696
                                                                         -----------

          Management believes the impairment to the SLARS portfolio is temporary and plans to hold these securities until they can be sold or otherwise redeemed for their par value or materially close to par value. The Partnership has had portions of its SLARS portfolio redeemed at par since the auction failures began and is currently holding one security that has an announced redemption at par in late May 2008. As a result, the impairment noted above has been recorded as other comprehensive loss. As a result, other comprehensive loss for the quarter ended March 31, 2008 is $213,000 and includes the unrealized loss of $1.2 million on SLARS.

     Successful auctions were completed for all of the securities in our SLARS portfolio in January 2008. We believe these successful auctions completed after December 31, 2007 are a clear indication that the portfolio was not impaired as of December 31, 2007.

Comment 7. We note your presentation of net income on the face of the statement of operations. Please revise future filings to clearly segregate the income allocated to the general partner and the limited partners. Also, please revise the equity section of a balance sheet to distinguish between amounts ascribed to each ownership class. The equity ascribed to the general partners should be stated separately from the equity of the limited partners, and changes in the number of equity units authorized and outstanding should be shown for each ownership class. See Staff Accounting Bulletin Topic 4:F.

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Division of Corporation Finance
Securities and Exchange Commission
May 27, 2008
Page 7



     Please see page 5 of our March 31, 2008 10-Q where we have segregated net income attributed to the general partner and limited partners. We will include the additional information requested in future filings.

Comment 8. We note from your statements of partners' capital and comprehensive income that you allocate net income and comprehensive income and distributions between the general partners and the limited partners. Please tell us, and revise the notes to the financial statements to disclose how you allocate these amounts between the general partner and limited partners.

     Please see page 11 in our March 31, 2008 10-Q where we have added the following footnote to our financial statements:

          7. The Partnership's general partners hold 60,000 units. The allocation of distributions and income between the general and limited partners is pro rata among all units outstanding.

Comment 9. Please revise your notes to the financial statements in future filings to include disclosure of the impact that recently issued accounting standards will have on your financial position and results of operations when such standards are adopted in a future period. See Staff Accounting Bulletin Topic 11:M

     Our future filings will include a discussion of the impact that recently issued accounting standards will have on our financial position and results of operations when such standards are adopted in a future period.

Comment 10. We note your disclosure that ORMLLC is the general partner of the Fund and together Pope Resources and ORMLLC own 20% of the Fund which is consolidated into your financial statements. Please tell us how you have analyzed whether ORMLLC controls the limited partnership based on the framework in EITF 04-05.

     We have added the following discussion to pages 27 and 28 under Critical Accounting Policies and Estimates to our March 31, 2008 10-Q:

          Consolidation of ORM Timber Fund I, LP (the Fund): The Fund is owned 19% by Pope Resources, A Delaware Limited Partnership, 1% by Olympic Resource Management LLC (a wholly owned subsidiary of the Partnership), and 80% by third-party investors. Olympic Resource Management LLC is the general partner of the Fund. Limited partners do not have the right to dissolve the Fund or otherwise remove the general partner without cause nor do they have substantive participating rights in major decisions of the Fund. Based on this governance structure, Olympic Resource Management LLC has presumptive control of the Fund and, as a result, under accounting rules the Fund must be consolidated into the Partnership's financial statements.

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Division of Corporation Finance
Securities and Exchange Commission
May 27, 2008
Page 8



Comment 11. We note your disclosure that you have revised your methodology for assessing the environmental liability, shifting to a "Monte Carlo Simulation" analysis. In future filings, please discuss this change in terms of a change in estimate and include the disclosures required by paragraph 22 of SFAS No. 154.

     We revised our methodology for assessing the environmental liability by shifting to a "Monte Carle Simulation" analysis in 2006. This change was not material to the financial statements but was separately disclosed on our income statement and in the footnotes to our December 31, 2006 financial statements. The change to our environmental remediation liability in 2007, which was material to the financial statements, resulted from the Pope & Talbot bankruptcy and was disclosed on page 65 of our December 31, 2007 10-K in footnote 9 to our financial statements.

     We have also considered the disclosures required by paragraph 22 of SFAS No. 154, and believe that our disclosures appropriately indicate the effect on income from continuing operations and net income. No per-share amounts have been disclosed as we do not consider this a change in estimate that affects several future periods, such as a change in service lives of depreciable assets. In future filings, to the extent there are material changes to our estimates, we will include the disclosures required by paragraph 22 of SFAS No. 154.

Comment 12. If the range of loss to which you are exposed in connection with the Port Gamble, Washington site where environmental contamination is present exceeds the amount accrued at December 31, 2007 of approximately $2.0 million, please revise Note 9, and MD&A to disclose the range of potential loss to which you are exposed. Refer to the disclosure requirements outlines in paragraph 10 of SFAS No. 5.

     We have added the following discussion to page 30 under Critical Accounting Policies and Estimates to our March 31, 2008 10-Q:

     The Monte Carlo simulation model results indicated a range of potential losses of $276,000 to $6.3 million which represents the range of two standard deviations from the mean of the estimated liability as of December 31, 2007.

Comment 13. We note that you have included reconciliations of the non-GAAP measure "EBITDA" to both net income and cash flow from operations in your reports on Form 8-K. As your related disclosures indicate that this non-GAAP measure is used primarily by the Company's management as a measure of operating profitability, please revise future filings to include only a reconciliation of this measure to the most comparable GAAP measure, net income, in any future filings.

     Please note that the Partnership no longer discloses EBITDDA and does not plan to disclose EBITDDA in future filings. We are now using Cash Flow from Operations in its place.

Division of Corporation Finance
Securities and Exchange Commission
May 27, 2008
Page 9



***

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (360) 394-0520 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein. In addition to the matters identified in your letter we noted that the Consent of Independent Public Accounting Firm (Exhibit 23.1) was inadvertently omitted from our filed Form 10-K for the year ended December 31, 2007. Accordingly, in connection with transmittal of this letter we are filing an exhibits only amendment to file the required consent.

Very truly yours,

/s/Thomas M. Ringo

Thomas M. Ringo
Vice President and Chief Financial Officer